Exhibit 23.1

[KPMG Letterhead]

Consent of Independent Registered Public Accounting Firm

Board of Directors

RLI Corp:

We consent to the use of our reports dated February 24, 2010, with respect to the consolidated balance sheets of RLI Corp (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of earnings and comprehensive earnings, cash flows, and shareholders’ equity for each of the years in the three-year period ended December 31, 2009, all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of the Company incorporated herein by reference.

/s/ KPMG LLP

Chicago, Illinois
May 7, 2010